                                                                    EXHIBIT 23.3

                         INDEPENDENT AUDITORS' CONSENT

     We have issued our reports dated May 11, 1995 and January 31, 1996 on the consolidated balance sheets of Seneca Knitting Mills Corporation (a wholly-owned subsidiary of Ridgeview, Inc. for the six months ended December 31, 1995) as of April 1, 1995 and April 2, 1994, and as of December 31, 1995 and the related consolidated statements of income and retained earnings and cash flows for each of the three fiscal years in the period ended April 1, 1995 and the six months ended December 31, 1995, contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."

                                          /s/ Mengel, Metzger, Barr & Co. LLP

Rochester, New York
October 7, 1996